UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)



                                  Emageon Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29076V109
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                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     29076V109
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1.   Names of Reporting Persons:  Oliver Press Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

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4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,246,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,246,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,246,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     15.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of March 17, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,628,200 Shares owned by JE Partners, a Bermuda partnership, and 618,560 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Investors, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,246,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,246,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,246,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   15.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of March 17, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,628,200 Shares owned by JE Partners, a Bermuda partnership, and 618,560 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,246,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,246,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,246,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  15.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of March 17, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,628,200 Shares owned by JE Partners, a Bermuda partnership, and 618,560 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,246,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,246,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,246,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  15.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of March 17, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,628,200 Shares owned by JE Partners, a Bermuda partnership, and 618,560 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.   29076V109


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following paragraph at the end thereof:

          The amount required by JE to purchase the 204,100 Shares owned by it and reported in Item 5 of this Schedule 13D Amendment No. 5 was $ 460,754.81, including commissions. The amount required by Master Fund to purchase the 11,900 Shares owned by it and reported in Item 5 of this Schedule 13D Amendment No. 5 was $ 26,866.29, including commissions. All Shares owned by JE and Master Fund were purchased in open market transactions with cash from their respective partnership assets.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          As of March 17, 2008, Davenport owned 100 Shares, JE owned 2,628,200 Shares, and Master Fund owned 618,560 Shares, constituting approximately 0.0%, 12.3% and 2.9%, respectively, and approximately 15.2% in the aggregate, of the 21,400,734 Shares reported by the Company to be outstanding as of October 25, 2007 on its most recent Form 10-Q for the quarterly period ending September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007. OPP as the investment adviser to the Partnerships, has the power to vote and the power to direct the disposition of such Shares. OPI, as the general partner of the Partnerships, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and to the power to direct the disposition of such Shares.

          Attached hereto as Schedule I is a list of all transactions in Shares effected by the Partnerships between February 15, 2008 and March 14, 2008, and from March 14, 2008 through and including March 17, 2008, each of which were effected in an ordinary course brokerage transaction, by the Partnerships between the date of the event which required the filing of Schedule 13D Amendment No. 4 and March 14, 2008. No other Filing Party had any transactions in Shares or securities convertible into Shares between February 15, 2008 and March 17, 2008.



Item 7.   Exhibits.
          --------

          Joint filing agreement dated as of March 17, 2008 by and among Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 17, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE I

                          Purchases by JE Partners, LP


     Date         No. of Shares        Total Cost*        Price Per Share
     ----         -------------        ----------         ---------------
   7-Mar-08         94,000             $212,346.00           $2.26
  10-Mar-08         76,000             $171,524.40           $2.26
  11-Mar-08         12,300             $ 28,165.77           $2.29
  14-Mar-08         21,800             $ 48,718.64           $2.23




                    Purchases by Oliver Press Master Fund LP

     Date         No. of Shares        Total Cost*        Price Per Share
     ----         -------------        ----------         ---------------
   7-Mar-08         6,000              $13,554.00            $2.26
  10-Mar-08         4,000              $ 9,027.60            $2.26
  11-Mar-08           700              $ 1,602.93            $2.29
  14-Mar-08         1,200              $ 2,681.76            $2.23



*  Including Commissions.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------



          The undersigned agree that this Schedule 13D Amendment No. 5 relating to the shares of common stock of Emageon Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                            March 17, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press